June 30, 2005

By Facsimile ((212) 354-8113) and U.S. Mail

Martin C. Glass, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, NY  10036

	Re:	World Heart Corporation
		Schedules TO-I filed June 20, 2005
		File No. 005-50628

Dear Mr. Glass:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedules TO-I
1. Given that your filings for the warrant and debenture offers are virtually identical to one other, we are issuing comments that are applicable to both of the Schedules TO-I and their related documents.
Please make the requested revisions in both the warrant and the debenture offer documents.

Item 6. Purposes of the Transactions
2. We note your response to this item`s requirement by referring to section 9 of your offer document. It is not clear, however, how the documents incorporated by reference into that section 9 respond to the requirements of Item 6(c) of Schedule TO. Please tell us what specific sections in the incorporated documents respond to this item and revise your disclosure to specify where such information may be found. Alternatively, include the information directly in your offer document.

Item 10. Financial Statements
3. It appears that certain financial information has been incorporated by reference to satisfy Item 10 of Schedule TO. Please provide complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO and Item 1010(c) of Regulation M-A. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for additional guidance.
4. It appears that the pro forma financial statement disclosure required by Item 10(b) of Schedule TO is material in the context of these offers, yet you have listed that information as "inapplicable."
Please revise to provide it, to provide your analysis as to why it is not required in the context of these offers.
5. Refer to comments 3 and 4 above. Given the materiality of this information, advise how you will disseminate it to security holders.

Item 12. Exhibits
6. We note in sections 9 and 10 of the offer document that you incorporated by reference reports you filed on unspecified Forms 6-K and 8-K and several Forms 3 and 4 filed by your directors and executive officers. Please include these filings specifically as exhibits to your Schedule TO. See General Instruction F to Schedule
TO. Alternatively, you may revise the offer document to specifically include the information from those forms.

Offer to Amend and Exchange

Summary of Terms, page 2
7. Refer to the question "If you choose to amend your warrants, do you have to amend all of your warrants...? Revise to clarify that one of your offer conditions is that all warrants be tendered and that you would have to determine whether to waive this condition if a security holder tendered less than all of that holder`s warrants. Note that you may not waive an offer condition as to only one or some of the subject securities; if you waive the requirement that a given security holder must tender all of his or her warrants or debentures in order to participate in these offers, you must waive that condition generally as to all security holders. In addition, when you waive a material offer condition, extension of the offer period may be required.

What are the tax consequences of your amending your warrants pursuant to the offer?, page 4
8. By accepting this offer, warrant holders are agreeing to exercise their warrants within 14 days after shareholders of WorldHeart approve the MedQuest Transaction. Therefore, here and in the corresponding more detailed section of the offer materials later in this document, discuss the tax consequences upon exercise.

Purpose and Terms, page 6
9. Please revise to include a more detailed description of the transactions underlying your purpose for making this offer, including the acquisition of the MedQuest business and the sale of common stock to Maverick Venture Management.

Extension of Offer, page 9
10. We note your disclosure that an extension of your offer will be announced no later than 9 a.m. Pacific Daylight Time on the next business day after the scheduled expiration date of the offer. Please note that under Rule 14e-1(d), your announcement must be made no later than 9 a.m. Eastern time on the specified date. Please revise.

Conditions of the Offer, page 10
11. Refer to the disclosure in the first paragraph of this section, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer, and in the last paragraph of this section, which states that a failure to exercise your rights will not be deemed a waiver of your rights. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, this constitutes a waiver of the triggered condition(s). As noted above, waiving an offer condition may require you to extend the offer and may also require dissemination of amended offer materials. You may not rely on the language referred to above to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
12. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the following:
* Paragraphs (b) and (the last two bullet points in c) condition the offer on whether the contemplated benefits the company may enjoy from the offer are materially impaired. Please revise to specify or generally describe the benefits of the offer to you so that warrant holders will have the ability to objectively determine whether the condition has been triggered.
* In the last bullet point of paragraph (c), you should qualify the term "impair." Currently, any negative change could trigger this condition, whether or not it is material.

Certain U.S. Federal Income Tax Consequences, page 14
13. We note your disclosure that this section summarizes "certain" of the material or the "principal" federal income tax consequences of the tender offer and merger. Please revise your disclosure to ensure that you discuss all material consequences.

Closing Information

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions

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Martin C. Glass, Esq.
White & Case LLP
June 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE